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                                                                  EXHIBIT (a)(1)


                HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
                          C/O HCW GENERAL PARTNER, LTD.
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602


                                September 1, 2005


Dear Limited Partner:

         As you may be aware by now, MPF DeWaay Fund 2, LLC, MPF Income Fund 22, LLC, MPF Income Fund 16, LLC, SCM Special Fund, LLC, Sutter Opportunity Fund 3 Tax Exempt, LLC, Sutter Opportunity Fund 3, LLC, MPF-NY 2005, LLC, and Moraga Gold, LLC (collectively, the "MacKenzie Group"), initiated an unsolicited tender offer to buy units of limited partnership interest ("Units") in HCW Pension Real Estate Fund Limited Partnership (the "Partnership") on August 19, 2005.

         The Partnership, through its general partner, HCW General Partner, Ltd., is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group's offer, because the general partner does not have a reliable indicator of the fair value of the Units. The Partnership has not recently conducted an analysis of the value of its Units, but the Partnership notes that the MacKenzie Group estimates the liquidation value of the Partnership to be $578.00 per Unit. The Partnership does not have a recent appraisal of its property, Lewis Park Apartments, with which to conduct a liquidation value analysis of the Partnership. In addition, the general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. THEREFORE, THE GENERAL PARTNER IS REMAINING NEUTRAL AND DOES NOT EXPRESS ANY OPINION WITH RESPECT TO THE MACKENZIE GROUP OFFER.

         However, we call your attention to the following considerations:


            o The general partner has commenced general discussions regarding the sale of the property with a potential buyer. If these discussions move forward, the general partner believes that they could result in a sale in 2006. However, the general partner cannot guarantee that the property will be sold in 2006 or at all.

            o The MacKenzie Group's offer to purchase estimates the liquidation value of the Partnership to be $578.00 per Unit. However, the MacKenzie Group is only offering $300.00 per Unit.

            o The $300.00 per Unit offer price will be reduced by the amount of any distributions declared or made between August 19, 2005 and September 30, 2005, which may be further extended.

            o Any increase in the MacKenzie Group's ownership of Units as a result of the MacKenzie Group's offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to object.



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            o   AIMCO Properties, L.P. ("AIMCO Properties") and its affiliates, which collectively hold 5,620 Units, or approximately 35.81% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group's offer.

            o The MacKenzie Group's offer is limited to 3,000 Units. If more than 3,000 Units are tendered in response to their offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

            o The MacKenzie Group's offer to purchase provides limited past sale price information with which to compare their offer price. The American Partnership Board has reported high and low sales prices of $125.00 and $98.55 per Unit, respectively, for the period from January 2003 through August 2005. The Direct Investments Spectrum has reported high and low sales prices of $142.00 and $80.00 per Unit, respectively, for the period from January 2002 through May 2005. In addition, AIMCO Properties commenced tender offers in August 2001 at a price per Unit of $82, in May 2000 at a price per Unit of $478.00, in November 1999 at a price per Unit of $448.00, in May 1999 at a price per Unit of $475.00, and in September 1998 at a price per Unit of $475.00.

            o On August 1, 2005, AIMCO Properties acquired two Units through direct purchases at a purchase price of $82.00 per Unit.

         Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity,
(iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership,
(v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.

         If you need further information about your options, please contact Martha Long at AIMCO Properties at (864) 239-1000. You can also contact The Altman Group, Inc., 1200 Wall Street, 3rd Floor, Lyndhurst, New Jersey 07071, and its toll free telephone number is (800) 217-9608. The facsimile number of The Altman Group, Inc. is (201) 460-0050.


                                   Sincerely,

                                   HCW General Partner, Ltd.
                                   General Partner

                                   By: IH, Inc.
                                       Managing General Partner


                                       By: /s/ MARTHA L. LONG
                                          --------------------------------------
                                          Martha L. Long, Senior Vice President